Exhibit 99.3
August 30, 2010
Mr. Derek McCandless
Concap Equities, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Plantation Gardens Apartments 7616 Northwest 5th Street Plantation, Florida 33324
Dear Mr. McCandless:
As you are aware we appraised the above referenced property (the “Property” ) as of March 22, 2010, the results of which are communicated in a self-contained appraisal report dated April 17, 2010 (the “Report” ). As stated in the Report, the purpose of the appraisal was to estimate the market value of the Property in its observed physical condition as of the date of value.
At the time the aforementioned Report was prepared, certain building components, namely the building exterior including balconies and walkways, were in need of repair. The client provided to the appraisers a detailed cost estimate to repair and/or renovate the exterior walkways and balconies and waterproof and paint the buildings. As detailed in the Report, the cost estimate to complete needed repairs and/or renovation totaled $1,560,143. During the appraiser’s inspection of the Property on March 22, 2010, it was reported by property management that application for municipal and other applicable governmental approvals to proceed with the needed repairs was in process and observed that work to cure certain minor repairs had been initiated. The client-provided cost estimate was relied upon and utilized in our valuation analysis to satisfy the purpose of the appraisal.
Subsequent to the delivery of the Report, the client notified and provided additional information to the appraisers, indicating that the scope of repairs and or renovations would extend beyond that originally contemplated when the Report was being prepared. The appraisers were asked to consider the revised scope of repairs and revise the value of the Property, if warranted. In an effort to more fully understand the revised scope of repairs, Howard Klahr re-inspected the Property on August 17, 2010 and met with the construction project manager of the Property who will be responsible for overseeing the repairs and/or renovations. The purpose of this letter is to address the revised scope of repairs and report the revised value for the Property considerate of such.
Other than the revised scope of repairs described herein, it is important to note that the appraisers have not considered any changes in market or property-specific conditions including the operational status of the Property that may have occurred subsequent to the date the Report was prepared. The effective date of the revised value outlined in this letter remains the same as the effective date of value outlined in the Report of March 22, 2010.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Derek McCandless Concap Equities, Inc.	August 30, 2010 Page 2
An outline of the revised schedule of repairs and or renovations, as provided by our client, is attached as an Exhibit to this letter. Said attachment is comprehensive and in addition to providing cost estimates to cure certain elements of deferred maintenance and fund required capital repairs, considers costs associated with property upgrades that are now being contemplated. Upgrades include repairs and/or renovations that if completed would likely enhance the Property’s rent potential and help to reposition the asset within the influencing competitive market.
Our analysis of the revised scope of repairs is limited to those items required to maintain the habitability of the Property and durability of the current income stream. It is beyond the scope of this analysis to consider the cost of repairs and/or renovations for items that if completed would possibly enhance the Property’s rent potential, the financial feasibility of the cost of said repairs and/or renovations and their possible effects on value. The purpose and scope of this analysis is consistent with that of the initial appraisal of the Property as outlined in the Report; that is, to estimate the market value of the Property in its observed condition as of the date of value (“as is” value).
Of the items considered in this analysis, of significance in the revised scope of work and associated cost of repairs, are 40 dwelling units that were determined to be mold contaminated. At the time the Report was prepared many of these units were occupied and the extent of mold damage was not known. In addition to the mold-affected units, additional deferred maintenance items have been identified and an expanded scope of work is required by municipal authorities. The following is a summary of our analysis of the revised schedule of repairs and/or renovations, as provided by the client, our categorization of this information and final value determination.
VALUATION SUMMARY — BASED ON REVISED SCOPE OF WORK AND REPAIR COSTS

Proposed Capital Needs and Scope of Work		$7,768,250
Less: Renovations beyond scope of Remediation (Lines # 1, 3, 4, 18, 19 and 50% of 20)		$(3,786,250)
Items Classified as Maintenance/Reserve Items (Lines # 5, 9, 10, 14, 16, 21)		$(1,137,000)
Less: Renovations included in Original Report (1) (Lines # 2, 7, 13, 17)		$(1,550,000)

Subtotal — Expanded Scope of Renovations		$1,295,000
Estimated Remediation Costs — Mold Contamination (40 units x $7,500 per unit)	+	$300,000

Additional Renovation Costs — Subsequent to Original Report		$1,595,000

Indicated Value from Original Report		$24,700,000
Less: Additional Renovation Costs		$(1,595,000)

Revised Indicated Value — “As of March 22, 2010”		$23,105,000
Say,		$23,100,000

Mr. Derek McCandless Concap Equities, Inc.	August 30, 2010 Page 3
The remediation cost estimate outlined above of $7,500 per unit reflects an average for the mold-affected units recognizing that actual costs for specific units may vary. This allocation relates specifically to the estimated cost of mold remediation and does not include the cost of renovating these units post remediation (interior unit upgrades such as new appliances, cabinets, countertops, floor covering, paint, etc.) that would lead to their re-positioning within the influencing competitive market.
In addition, our discussions with the construction project manager indicated that remediation of the 40 units could be performed at a rate of 20 units per month resulting in a rent loss allowance of only 2 -3 months. In consideration of the limited number of units affected in comparison to the overall size of the Property, any associated rent loss allowance would likely be minimal, would partially encompass the vacancy and collection loss allowance incorporated in our valuation pro forma and be negligible with respect to the overall value. No allowance for rent loss during the period of repairs has been assigned in the revised value calculation.
In consideration of the preceding, the market value of the Property subject to the revised scope of repairs and/or renovations described herein, as of March 22, 2010, is:
TWENTY-THREE MILLION ONE HUNDRED THOUSAND DOLLARS
($23,100,000)
This letter is not to be considered separate and apart from the Report but rather is intended to be utilized in conjunction with and incorporated by reference thereto. Furthermore, this letter is subject to the Certification and Basic Assumptions and Limiting Conditions outlined therein.
We trust that this letter is sufficient for your purposes at this time. In the event you have any questions, please feel free to contact the undersigned.
Respectfully submitted,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Howard Klahr
	Managing Partner		Consulting Appraiser
Florida Licensed Real Estate Broker

EXHIBIT
Client Provided Repair/Renovation Costs
PLANTATION GARDENS — FT. Lauderdale, FL
Development Agreement Scope and Estimated Cost

2010 PRP Project		Estimated Cost	Description
1	78-units require $17,500 each in repairs and an additional 68-units will require $12,500 in repairs.	$2,215,000	Health & Safety
2	Repair all balconies and catwalks and correct negative slope and cracking which is causing water infiltration — seal with Stardek coating. Replace all balcony railings with new aluminum rails. Repair catwalk railings as needed.	$1,025,000	City Requirement
3	Replace landscaping around resident buildings, in courtyards, and on the leasing path to meet the City of Plantation’s landscaping guidelines. Repair and replace irrigation throughout the property (including all courtyards) and link all zones to a master controller (to be provided by the energy group)	$925,000	City Requirement
4	Complete light repairs in 139 additional units at an average cost of $3,750 per unit. The majority of these repairs are new hot water heaters and air handlers.	$521,250	Health & Safety
5	Replace galvanized plumbing main lines to each building	$500,000	Asset Preservation
6	Mill, grade, and pave all roadways throughout the site. Parking areas are in good shape and should only require minor patching and thin overlay. Restripe parking spaces in order to maximize parking count. Replace wheel stops as needed and repaint them all. Include proper ADA parking spaces and ramps. Include proper no parking signage and access to	$445,000	City Requirement
7	Caulk, seal, and paint all buildings.	$375,000	Asset Preservation
8	Add standpipes in four story buildings per Fire Marshall’s comments	$375,000	City Requirement
9	Replace meter banks on all buildings	$232,000	Asset Preservation
10	Hire an engineer to complete a full photometric study of the site and provide plans for a new site lighting system including the replacement of all wall packs on building exteriors. Add new light fixtures to 4-story building interior staircases	$210,000	Safety / City Requirement
11	Required site drainage improvement allowance	$150,000	City Requirement
12	broken curb in other areas of the site. Replace sidewalks as needed with new 4' wide walkways.	$150,000	City Requirement
13	Remove agregate from existing sidewalks and replace sections of sidewalk where existing trip hazards exist.	$100,000	City Requirement
14	Hire a landscape architect to complete landscape, hardscape, and irrigation construction documents for City approval. We also need to complete a property wide tree survey before they will allow us to trim any of the trees on site.	$90,000	City Requirement
15	Remove existing basketball court and one of the existing tennis courts and replace with irrigated sod. Resurface and add new perimeter fencing to the remaining tennis courts. Repair and paint the tennis court lighting.	$85,000	Safety / Asset Preservation
16	Jet and camera the existing drainage system. Hire a civil engineer to clearly define a scope and complete construction documents for repairs to the existing drainage system, parking lot repaving, curbing, traffic signage, monument signage, ADA parking and access, and sidewalk replacement.	$70,000	City Requirement
17	Replace all T-111 siding on gable ends and front of leasing office with Hardie board and batten siding.	$50,000	Asset Preservation
18	Replace all building and unit entry signage	$50,000	City Requirement
19	Replace monument signs at front entry. Attempt to add new monument signage at 76th Ave. entry. Replace all site signage with routed PVC signs and posts.	$50,000	City Requirement
20	Resurface both pools and replace pool decking and coping at auxillary pool with thin pavers.	$50,000	City Requirement
21	Repair and Paint perimeter walls and fencing (concrete and metal). Replace 175' of old wooden fencing on the western border of the property.	$35,000	City Requirement
22	Repair volleyball and playground areas. Add benches and waste receptacles	$25,000	City Requirement
23	Replace all meter room doors with solid steel doors and new door hardware.	$20,000	City Requirement
24	Repair dumpster enclosures including the oversize trash storage area.	$20,000	City Requirement

	Total Capital Needs	$7,768,250